J. W. Childs Acquisition I Corp.

111 Huntington Ave, Suite 2900

Boston, Massachusetts 02199

November 17, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 (File No. 333-149651

Ladies and Gentlemen:

Pursuant to rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), J. W. Childs Acquisition I Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-149651) together with all amendments and exhibits thereto (collectively, the “Registration Statement”) that was originally filed with the Commission on March 11, 2008 and amended on June 2, 2008.

The Company has determined not to proceed with the offering described in the Registration Statement at this time. No securities have been sold in connection with the proposed offering to which the Registration Statement relates.

The Company requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the undersigned at 617-753-1100 with any questions.

Very truly yours,

/s/ David A. Fiorentin

David A. Fiorentino

Executive Vice president; Treasurer